GOLDEN CENTURY RESOURCES LIMITED
Suite 1200, 1000 N. West Street
Wilmington, Delaware
U.S.A
Tel: (302) 295-4937

February 16, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street North East
Washington, DC 20549
USA

Attention:	John Hartz
Senior Assistant Chief Accountant

Dear Mr. Hartz:

Re:	Golden Century Resources Limited (the “Company”)
Form 10-K for the fiscal year ended June 30, 2009
Filed August 31, 2009
Form 10-Q for the period ended September 30, 2009
Filed November 16, 2009
File No. 0-52842

           We write in response to the letter dated January 7, 2010 (the “Comment Letter”) with respect to the Forms 10-K and 10-Q. The following responses are numbered in a manner that corresponds with the comments as set out in the Comment Letter. We are also sending blacklined copies of the Form 10-K/A, with amended exhibits, as requested, and the amended Form 10-Q.

FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2009

1.      We have amended our Form 10-K to revise the Section 302 certification to include the introductory language or paragraph 4 and the language of paragraph 4(b) and to conform the wording exactly to that required by Item 601(31) of Regulation S-K. We have also included a Section 302 certification for the principal financial officer.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2009

2.       We have revised the disclosure in Item 4T Controls and Procedures to indicate that the disclosure controls and procedures were not effective as of the end of the period covered by the Form 10-Q.

3.       We have amended our Form 10-Q to provide a Section 302 certification for our principal financial officer.

The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to any further comments you may have with respect to our responses.

Yours truly,

GOLDEN CENTURY RESOURCES LIMITED

/s/ David Lee
David Lee
President